Filed Pursuant to Rule 424(b)(5)

Registration No. 333-264714

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 13, 2022)

Up to $4,184,136

Class A Ordinary Shares

FUSION FUEL GREEN PLC

This prospectus supplement amends and supplements the information in the prospectus supplement, dated May 16, 2025 (the “Prior Prospectus Supplement”), and the prospectus, dated May 13, 2022 (the “Prospectus”), of Fusion Fuel Green PLC, an Irish public limited company (“we,” “us,” “our,” or the “Company”), relating to the offer and sale of up to $2,064,262 of Class A ordinary shares with a nominal value of $0.0035 each of the Company (“Class A Ordinary Shares”), pursuant to the At The Market Offering Agreement between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), dated as of May 16, 2025 (the “ATM Agreement”). This prospectus supplement is registering the offer and sale of up to $4,184,136 of our Class A Ordinary Shares, not including the Class A Ordinary Shares previously sold pursuant to the ATM Agreement. This prospectus supplement should be read in conjunction with the Prior Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus Supplement. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus Supplement and any future amendments or supplements thereto.

Our Class A Ordinary Shares and our public warrants are listed on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC under the symbols “HTOO” and “HTOOW”, respectively. The last reported sale price of the Class A Ordinary Shares and the public warrants on July 25, 2025 was $6.99 per share and $0.04 per warrant, respectively.

As of July 25, 2025, the aggregate market value of our outstanding Class A Ordinary Shares held by non-affiliates was $18,744,406 based upon 1,729,082 outstanding Class A Ordinary Shares, of which 1,721,961 Class A Ordinary Shares were held by non-affiliates, and the last reported sale price of our Class A Ordinary Shares of $10.8855 per share on June 10, 2025. Pursuant to General Instruction I.B.5. of Form F-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. In the event that subsequent to the date of this prospectus supplement the aggregate market value of our outstanding Class A Ordinary Shares held by non-affiliates equals or exceeds $75,000,000, such one-third limitation on sales shall not apply to sales subsequently made pursuant to this prospectus supplement.

As of the date of this prospectus supplement, we have offered and sold $2,063,999 of securities pursuant to General Instruction I.B.5 of Form F-3 during the 12-calendar month period that ends on and includes the date hereof, and therefore $4,184,136 is available to be sold pursuant to this prospectus supplement.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the Prior Prospectus Supplement and as described in or in exhibits to certain of the documents we may incorporate by reference therein, for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the Prior Prospectus Supplements, or the Prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is July 28, 2025.